SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 11, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
Publicly-held Company – CVM 016390
Corporate Taxpayers’ ID (CNPJ) 01.832.635/0001 -18
Corporate Registry ID (NIRE) 35.300.150.007
Av. Jurandir, 856, Lote 4, 1o andar
CEP 04072-000, São Paulo/SP

MATERIAL FACT

TAM S.A. (“Company”), in compliance with the provisions in article 12 of Comissão de Valores Mobiliários (“CVM”) Rule 358/02, informs its shareholders and the market in general that TAM Empreendimentos e Participações S/A (“TEP”), a company pertaining to the Company’s controlling block, carried out a partial spin-off by transferring part of spun-off assets to Amaro & Aviation Participações Ltda. (“Amaro”), a company headquartered in the city of São Paulo, state of São Paulo, at Rua Júlio Diniz, 56, 9° andar (parte), Vila Olímpia, CEP: 04547-090, Corporate Taxpayer’s ID (CNPJ/MF) 08.720.707/0001 -84. The spin-off became valid by means of duly record of the Extraordinary General Meeting at the Board of Trade of state of São Paulo (“JUCESP”), which took place in October 2, 2007. It is also worth mentioning that in the composition of the part of spun-off assets and transferred to Amaro, there is an investment in shares issued by TAM S/A, composed of nine million, one hundred and thirty-three thousand, nine hundred and twelve (9,133,912) common shares and three million, four hundred and thirty-four thousand, two hundred (3,434,200) preferred shares. Amaro was not and is not party in any agreement or contract ruling the exercise of the voting right or the purchase and sale of securities issued by TAM S.A..

São Paulo, October 11, 2007.

TAM S.A.
Libano Miranda Barroso
Investor Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.